                                                                       Exhibit 9


                                   AGREEMENT


         AGREEMENT, dated May 18, 1994, between Eric D. Carlson (the "Employee") and The ASK Group, Inc., a Delaware corporation, (the "Company") (hereinafter the "Agreement").

         To induce Computer Associates International, Inc. (the "Buyer") to enter into certain agreements and transactions with the Company of even date, the Employee and the Company agree, for the benefit of the Buyer, as follows:

         1. In the event that any payment, property, or benefit received or to be received by the Employee from the Company or from any corporation which is a member of the Company's affiliated group (a "Related Corporation") within the meaning of Section 280G(d)(5) of the Internal Revenue Code of 1986, as amended (the "Code"), would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code and (ii) but for this Agreement, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such payment, property, or benefit (hereinafter collectively referred to as the "Parachute Payments") shall be reduced or otherwise adjusted to the largest amount that would result in no portion of the Parachute Payments being subject to the Excise Tax. Such adjustment shall be determined, as set forth herein, promptly after the signing of this Agreement, and the parties hereto shall use their best efforts to ensure that such adjustment shall be made prior to any change in control of the Company.

         2. If, notwithstanding the reduction or adjustment, if any, described in Section 1 hereof, the Internal Revenue Service (the "IRS") determines that the Employee is liable for the Excise Tax as a result of the receipt of a Parachute Payment, then the Employee shall, subject to the provisions of this Agreement, be obligated to pay to the Company (the "Repayment Obligation") an amount of money equal to the "Repayment Amount."
The Repayment Amount with respect to a Parachute Payment shall be the smallest amount, if any, as shall be required to be repaid to the Company so that the Excise Tax imposed on such Parachute Payment shall be eliminated. Notwithstanding the foregoing, the Repayment Amount with respect to a Parachute Payment shall be zero if performance of the Repayment Obligation would not eliminate the Excise Tax imposed on such Parachute Payment. If the Excise Tax is not eliminated through the performance of the Repayment Obligation, the Employee shall pay the Excise Tax. The Repayment Obligation shall be performed within 90 days of either: (i) the Employee's entering into a binding agreement with the IRS as to the amount of the Employee's Excise Tax liability or (ii) a final determination by the IRS or a court decision requiring the Employee to pay the Excise Tax with respect to such a Parachute Payment from which no appeal is available or is timely taken. Except for the Employee's Repayment Obligation, neither the Company nor any Related Corporation shall have any claim against the Employee on account of a disallowance of any income tax deduction on account of a Parachute Payment. The Employee shall have no claim against the Buyer, the Company or any Related Corporation on account of any Excise Tax imposed on the Employee.

         3. Unless the Company and the Employee otherwise agree in writing, the determination of (i) the amount of any required reduction or other adjustment in a Parachute Payment pursuant to this Agreement, and (ii) the amount of any Repayment Obligation shall be made in writing by Ernst & Young whose determination shall be conclusive and binding upon the Employee, the Company, and any Related Corporation for all purposes. Provided that Ernst & Young determines that such choice is consistent with the elimination of any Excise Tax on Parachute Payments, the Employee shall have the right to choose which specific Parachute Payments shall be reduced or adjusted. The payor of a Parachute Payment shall reduce or otherwise adjust a Parachute Payment in accordance with this Agreement only upon written notice to the Employee indicating such reduction or adjustment, if any, and (if applicable) enclosing a copy of the written determination described in the immediately preceding sentence. The Company and the Employee shall furnish to Ernst & Young such information and documents as Ernst & Young reasonably requests in order to make a determination under this Agreement.

         4. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, oral or written, (including, without limitation, any employee compensation, stock option, stock purchase, pension, or benefit plan) relating to the subject matter hereof. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective upon its execution by each of the Employee and the Company. This Agreement may be amended only by means of a writing signed by both parties hereto and by the Buyer.

         5. This Agreement is for the benefit of, and may be enforced by, the Buyer.

         6. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

Employee:

         /s/ Eric D. Carlson
         ________________________________    Date:  _______________
         Eric D. Carlson


The ASK Group, Inc.

         /s/ Scott Neeley
         ________________________________    Date:  _______________
         Signature

         Vice President & General Counsel
         ________________________________
         Print Name and Title